APPENDIX A

LIST OF PORTFOLIOS*

Guinness Atkinson Alternative Energy Fund (GAAEX)
Guinness Atkinson Asia Focus Fund (IASMX)
Guinness Atkinson Asia Pacific Dividend Fund (GAADX)
Guinness Atkinson China & Hong Kong Fund (ICHKX)
Guinness Atkinson Global Energy Fund (GAGEX)
Guinness Atkinson Global Innovators Fund (IWIRX)
Guinness Atkinson Renminbi Yuan & Bond Fund (GARBX)

* Stock symbol provided for ease of identification only.